EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	2016	2015	2014	2013	2012
Earnings:
Income from continuing operations before income taxes	$672,635	$992,758	$1,102,391	$573,940	$153,062
Add: Total fixed charges (see below)	59,547	50,361	91,775	88,660	113,011
Less: Interest capitalized	(2,808)	(4,383)	(4,628)	(586)	(1,717)
Total earnings	729,374	1,038,736	1,189,538	662,014	264,356
Fixed charges:
Interest(a)	48,729	41,930	86,725	87,592	106,643
Portion of noncancelable lease expense representative of interest factor(b)	10,817	8,431	5,050	1,068	6,368
Total fixed charges	59,546	50,361	91,775	88,660	113,011
Ratio of earnings to fixed charges	12.25	20.63	12.96	7.47	2.34

(a) Interest includes amortization of capitalized financing fees.
(b) One-third of noncancelable lease expense is assumed to be representative of the interest factor.